Simpson Thacher & Bartlett LLP
900 G STREET NW WASHINGTON, DC 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number 202-636-5592	E-mail Address Steven.Grigoriou@stblaw.com

November 20, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig and Lisa Larkin

Re:	Apollo Debt Solutions BDC

Registration Statement on Form N-14 (File No. 333-290222)

Dear Mses. Fettig and Larkin:

On behalf of Apollo Debt Solutions BDC (the “Fund”), we transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form N-14 initially filed with the SEC on September 12, 2025 (the “Initial Filing” and, together with Amendment No. 1, the “Registration Statement”) by the Fund and are providing the following responses to comments received via telephone from the Staff on November 18, 2025 and November 19, 2025. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

1.	Comment: Please confirm the Fund will file an auditor consent as an exhibit to Amendment No. 1.

Response: In response to the Staff’s comment, the Fund confirms an auditor consent has been filed as an exhibit to Amendment No. 1.

2.	Comment: Please update any financial information provided as of June 30, 2025 in the Initial Filing to be provided as of September 30, 2025 in Amendment No. 1.

Response: In response to the Staff’s comment, the Fund has provided financial information as of September 30, 2025 in Amendment No. 1, as applicable.

Securities and Exchange Commission	November 20, 2025

3.

Comment: Please confirm all cross-references in the italicized paragraph under “Risk Factors” on page 12 of the Initial Filing are accurate. Also, please revise the italicized paragraph to specify which Quarterly Reports on Form 10-Q and Current Reports on Form 8-K update the risk factors and include hyperlinks to those filings.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 12 of Amendment No. 1.

4.

Comment: Please revise the last sentence of the first paragraph under “Senior Securities” on page 50 of the Initial Filing to clarify that the auditor report covering the senior securities table was included in the Fund’s Annual Report on Form 10-K.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 50 of Amendment No. 1.

5.	Comment: Please confirm the Fund will file an awareness letter from the independent registered public accounting firm as an exhibit to Amendment No. 1.

Response: In response to the Staff’s comment, the Fund confirms an awareness letter from the independent registered public accounting firm has been filed as an exhibit to Amendment No. 1.

6.	Comment: Please confirm the hyperlinks in the “Incorporation by Reference” section of the Registration Statement are accurate.

Response: In response to the Staff’s comment, the Fund confirms the hyperlinks on page 120 of Amendment No. 1 are accurate.

Please call me at 202-636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

Securities and Exchange Commission	November 20, 2025

cc:

Eric Rosenberg, Apollo Debt Solutions BDC

Kristin Hester, Apollo Debt Solutions BDC

Michael Schechner, Apollo Debt Solutions BDC

David Blass, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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